Filed by Stratus Services Group, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13(e)-4(c) under the Securities Exchange Act of 1934.
Subject Company:	Stratus Services Group, Inc. Commission file No. 001-15789 Registration on Form S-4 (Registration No. 333-112814)

CONTACT:	STRATUS SERVICES GROUP, INC. Suzette Nanovic Berrios, Esq. (732) 866-0300—Fax (732) 866-6676

FOR IMMEDIATE RELEASE

STRATUS SERVICES GROUP, INC. ANNOUNCES REVERSE STOCK SPLIT AND
MODIFICATION OF UNIT OFFERING AND EXCHANGE OFFER

Manalapan, New Jersey, July 9, 2004—Stratus Services Group, Inc., the SMARTSolutions™ Company (OTC Bulletin Board: SERV.OB), announced today that its Board of Directors has approved a one-for-four reverse split of its Common Stock. Effective at 9:00 a.m. on July 14, 2004, each four shares of Common Stock will be combined into one share of Common Stock. All fractional shares resulting from the reverse stock split will be repurchased by the Company for cash at a price based upon the average closing price per share as reported on the OTC Bulletin Board for the ten (10) trading days preceding the effective date of the Reverse Split.

The Company will request holders of outstanding shares to exchange certificates representing their shares for new certificates. The Company's transfer agent, American Stock Transfer & Trust Company, will serve as exchange agent. The record date for the reverse split will be July 14, 2004.

The Company also announced that it has revised certain terms of the unit offering it is currently conducting. Under the terms of the amended offering, Stratus is offering a minimum of 1,250,000 units and a maximum of 12,500,000 units, with each unit consisting of one share of the Company's common stock and one common stock purchase warrant, after giving effect to the reverse stock split. The offering price is $.80 per unit. The exercise price of the warrants, each of which will entitle the holder to purchase one share of common stock, will be $.76 per share.

The offering is being conducted on a $1,000,000 minimum, $10,000,0000 maximum, "best efforts" basis by Essex & York, Inc., which is acting as the Company's underwriter.

On June 14, the Company announced that it was offering a minimum of 5,000,000 units and a maximum of 50,000,000 units at a price of $.20 per share; however, those terms were based upon an assumption that the Company would not effect the one-for-four reverse split of its common stock prior to the initial closing of the offering. As noted above, the Company has decided to proceed with the reverse split.

500 Craig Road, Suite 201, Manalapan, New Jersey 07726 Phone: 732-866-0300 • Fax: 732-866-6676

When available, a copy of the revised prospectus relating to the offering may be obtained from Essex & York, Inc., Attention: Jack Lubitz, 40 Wall Street, 33rd Floor, New York, New York 10005.

In addition, the Company announced that it is amending the terms of its exchange offer to the holders of its Series E Preferred Stock and extending until July 16, 2004, the expiration date of the exchange offer.

Under the terms of the amended exchange offer, Stratus is offering to exchange, for each $100 of stated value and accrued and unpaid dividends represented by its Series E Preferred Stock, either 125 shares of its common stock and 250 common stock purchase warrants, or one share of Series I Preferred Stock and 125 common stock purchase warrants, in each case after giving effect to reverse stock split. The warrants will have an exercise price of $.76 per share. The terms of the exchange offer announced on June 10, 2004 were based upon an assumption that the Company would not effect the one-for-four reverse split of its common stock prior to the closing of the exchange offer. As noted above, the Company has decided to proceed with the reverse split at this time. A revised prospectus explaining the modification of the exchange offer in more detail will be delivered to holders of the Company Series E Preferred Stock.

Holders of the Series E Preferred Stock are urged to read the registration statement and other documents filed by Stratus with the Securities and Exchange Commission in connection with the exchange offer because they contain important information. Stockholders may obtain a free copy of these documents from Stratus or at the SEC's website, www.sec.gov.

This news release shall not constitute an offer to exchange or sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale of these securities in any State in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State

Stratus is a national provider of business productivity consulting and staffing services through a network of twenty-seven offices in seven states. Through its SMARTSolutions(TM) technology, Stratus provides a structured program to monitor and reduce the cost of a customer's labor resources. Through its Stratus Technology Services, LLC joint venture, the Company provides a broad range of information technology staffing and project consulting.

This news release includes forward-looking statements within the meaning of the federal securities laws that are subject to risks and uncertainties. Factors that could cause the Company's actual results and financial condition to differ from the Company's expectations include, but are not limited to, a change in economic conditions that adversely affects the level of demand for the Company's services, competitive market and pricing pressures, the availability of qualified temporary workers, the ability of the Company to manage growth through improved information systems and the training and retention of new staff, and government regulations.